UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: . . . . . 3235-0058
Washington, D.C. 20549	Expires: April 30, 2025
Estimated average burden hours
FORM 12b-25	per response. . . . . . . . 2.50

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
001-39674

CUSIP NUMBER
G39462141

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:__________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I — REGISTRANT INFORMATION

G MEDICAL INNOVATIONS HOLDINGS LTD.

Full Name of Registrant

Former Name if Applicable

5 Oppenheimer St.

Address of Principal Executive Office (Street and Number)

Rehovot 7670105, Israel

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

G Medical Innovations Holdings Ltd. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 20-F for the year ended December 31, 2022 (the “Annual Report”). The Company has determined that it is unable to file the Annual Report within the prescribed time period without unreasonable effort or expense. The Company requires additional time to complete its financial statements and related disclosures for the year ended December 31, 2022 and to conclude its internal discussions and approvals thereof.

The Company currently expects to file the Annual Report within the 15 calendar day extension period provided by Rule 12b-25.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Yacov Geva	(+972)	08-679-9861
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s financial statements for the year ended December 31, 2022 are anticipated to reflect significant changes in the results of operations as compared to the year ended December 31, 2021 primarily due to the Company reporting its Covid-19 related business activities as discontinued operations for the year ended December 31, 2022. As previously reported by the Company, the Company has made preliminary determinations of certain results of operations for the year ended December 31, 2022: the Company’s preliminary unaudited revenue for the year ended December 31, 2022 was approximately $4.4 million compared to approximately $5.1 million for the year ended December 31, 2021; and the Company’s preliminary estimated unaudited revenue from discontinued operations for the year ended December 31, 2022 was approximately $361 thousand.

The unaudited financial information set out above is preliminary and subject to, among other things, the completion of the Company’s financial closing procedures and adjustments, which could result in significant differences from this preliminary unaudited financial information.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act regarding the Company’s expectation that it requires additional time to file its Annual Report. Such forward-looking statements, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “preliminary,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this Form 12b-25 are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. Factors that may cause actual future results to differ materially from management’s current expectations include, among other things, the timing and the conclusion of the Company’s financial closing procedures, the review of the Company’s independent registered public accounting firm and the risk that the completion and filing of the Annual Report will take longer than expected. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future developments or otherwise.

G MEDICAL INNOVATIONS HOLDINGS LTD.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 2, 2023	By:	/s/ Yacov Geva
Yacov Geva
Chief Executive Officer

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